Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Banco de Sabadell, S.A.
Commission File No.: 333-281111

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation and further to the communication of other relevant information dated May 27, 2025 (with registration number 35008), hereby communicates the following:

INSIDE INFORMATION

In relation to the voluntary tender offer launched by BBVA for the entire share capital of Banco de Sabadell, S.A. (“Banco Sabadell”) (the “Offer”), for which the prior announcement was published as inside information on May 9, 2024 (with registration number 2241) and the request for authorisation was submitted to the Spanish Securities Market Commission (CNMV) on May 24, 2024, BBVA informs that, as of today, it has received the resolution of the Council of Ministers authorizing the economic concentration resulting from the Offer, subject to an additional condition to those commitments already submitted by BBVA and included in the resolution issued by the National Commission on Markets and Competition (CNMC) on April 30, 2025.

The resolution agreement of the Council of Ministers, including said condition, as notified to BBVA, is attached. BBVA is currently assessing the resolution for the purposes set forth in Article 26.1 of Royal Decree 1066/2007, of July 27, on the rules governing tender offers.

Madrid, June 24, 2025

MR. FÉLIX BOLAÑOS GARCÍA, MINISTER OF THE PRESIDENCY, JUSTICE AND RELATIONS WITH THE COURTS AND SECRETARY OF THE COUNCIL OF MINISTERS,

CERTIFY:

That at the meeting of the Council of Ministers held on June 24, 2025, the Resolution authorizing the BBVA/SABADELL economic concentration transaction (file C/1470/24 and CE/022/25) was approved and a condition was imposed on it, the literal text of which is as follows:

“THE COUNCIL OF MINISTERS

AGREES

1.- To authorize the BBVA/Banco Sabadell concentration (file C/1470/24 of the CNMC and CE/022/25 from the Ministry of Economy, Trade and Business), with a condition based on the following criteria of general interest, other than those relating to the defense of competition: i) guarantee of an adequate maintenance of the objectives of the sectoral regulation linked to support for growth and business activity, (ii) protection of workers, (iii) territorial cohesion, (iv) social policy objectives related to the social work of foundations, financial consumer protection and affordable housing and (v) promotion of research and technological development:

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For a period of three years from the notification of this Resolution, BBVA and Banco Sabadell shall maintain separate legal personality and shareholders’ equity. Each entity must preserve autonomy in the management of its activity aimed at protecting the criteria of general interest indicated in the previous paragraph. Such autonomy must be materialized, at least, in the maintenance of autonomous management and decision-making in relation to decisions affecting the policy of: i) financing and credit, in particular to SMEs, ii) human resources, iii) network of branches and banking services, and iv) social work through their respective foundations.

-	After three years have elapsed, the effectiveness of this condition will be evaluated and the Council of Ministers will determine whether to extend its duration to two more years.

2.- The supervisory body shall be the Secretary of State for Economy and Business Support (hereinafter, SEEAE). The SEEAE will evaluate the effectiveness of the established condition. To assess this, it will require, between six and two months prior to the minimum end date of the period established in the condition (three years):

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A status Report: BBVA and Banco Sabadell must submit a status Report for each of the entities to the SEEAE. This report, in particular, will detail the autonomous management model that has been carried out and its contribution to the maintenance of the criteria of general interest mentioned above.

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Long-term structural plan: each of the entities must prepare and publish on its website a long-term structural Plan detailing the extent to which its corporate strategy will affect, in at least the next five years, the criteria of general interest identified.

Loose translation for information purposes

3.- Confirm the commitments established by the Competition Chamber of the National Commission on Markets and Competition (hereinafter, CNMC) in the annex to its Resolution dated April 30, 2025, in the BBVA/Banco Sabadell file (C/1470/24).

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction, that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in a combined company (if applicable) not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.